Room 4561
December 30, 2005

Mr. Monte Ross
Chief Executive Officer
Ultradata Systems, Inc.
1240 Dielman Industrial Court
St. Louis, Missouri 63132

      Re:	Ultradata Systems, Inc.
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Filed March 17, 2005
		Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
		Filed May 13, 2005
		Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
		Filed August 15, 2005
		Form 10-QSB for the Fiscal Quarter Ended September 30,
2005
		Filed November 14, 2005
		File No. 0-25380

Dear Mr. Ross,

      We have reviewed your response letter dated October 12, 2005, as well as the filings referenced above, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 1. Summary of Significant Accounting Policies

(D) Revenue Recognition, page FS-7
1. We have read your response to prior comment number 1 and we note that you determine whether you have persuasive evidence of an arrangement based on you customer`s obligation to pay you at the time of the sale. Please describe to us your business practice in documenting (e.g. contracts, purchase orders, etc) your sales. Refer to SAB Topic 13.A.2.
2. We have read your response to prior comment number 2. It is unclear how you determine that the price is fixed upon the shipment of the product. Please identify the terms you consider in your arrangements when assessing the fixed or determinable criterion. Refer to SAB Topic 13.A.4.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2005

Item 1. Condensed Unaudited Financial Statements

Notes to Condensed Financial Statements

Note 5. Note Payable, page 7
3. Please explain to us in thorough detail how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion features of the notes and warrants issued to Golden Gate in 2004 are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. For further guidance see pages 30 through 32 in the Current Accounting and Disclosure Issues at http://www.sec.gov/divisions/corpfin/acctdis120105.pdfin












      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Mr. Monte Ross
Ultradata Systems, Inc.
December 30, 2005
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